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                                                                    EXHIBIT 16.1

September 6, 2001

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20549

Regarding: U.S. Technologies Inc.
Commission File Number 0-15960

Ladies and Gentlemen:

We have been furnished with a copy of the response to Item 4 of Form 8-K filed August 22, 2001 by our former client, U.S. Technologies Inc., for the event that occurred on August 16, 2001. We agree with the statements made in response to that Item insofar as they relate to our firm, except as follows:

1) With respect to Item 304(a)(1)(v)(A) of Regulation S-K, disclosure of events wherein the former accountant has advised the registrant that the internal controls necessary for the registrant to develop reliable financial statements do not exist is required. In that regard, in a letter dated May 9, 2001 issued on August 31, 2001 and in a telephonic audit committee meeting on July 13, 2001, BDO Seidman, LLP communicated a material weakness in internal control to the Audit Committee and Management relating to financial and accounting infrastructure including lack of an experienced CFO, deficiencies in recording material transactions timely, and in the organization and retention of financial documents and accounting records.


         Very truly yours,


         BDO Seidman, LLP

         cc: Gregory C. Earls, Chairman and Chief Executive Officer
             Hon. William Webster, Chairman of Audit Committee
             Stephen Bouchard, Esq., Fleischman and Walsh, LLP